Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

April 9, 2018 and the Prospectus dated October 4, 2017

Registration No. 333-211812

EPR Properties

PRICING TERM SHEET

$400,000,000 4.950% Senior Notes due 2028

This pricing term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated April 9, 2018 and the Prospectus dated October 4, 2017.

Issuer:	EPR Properties

Aggregate Principal Amount:	$400,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 / BBB- / BBB-

Final Maturity Date:	April 15, 2028

Public Offering Price:	98.883%

Coupon:	4.950%

Yield to Maturity:	5.094%

Benchmark Treasury:	UST 2.750% due February 15, 2028

Benchmark Treasury Price/ Yield:	99-20 / 2.794%

Spread to Benchmark Treasury:	T+230 bps

Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2018

Optional Redemption:	The redemption price for notes that are redeemed will be equal to (i) 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption, plus (ii) a make-whole premium (T+35 bps). If redeemed on or after the Par Call Date, the redemption price for notes that are redeemed will be 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption.

Par Call Date:	On or after January 15, 2028

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Barclays Capital Inc.

Joint Lead Managers:	KeyBanc Capital Markets Inc. SunTrust Robinson Humphrey, Inc. BNP Paribas Securities Corp.

Co-Managers:	U.S. Bancorp Investments, Inc. BOK Financial Securities, Inc.

CUSIP / ISIN:	26884U AE9 / US26884UAE91

Denominations:	$2,000 x $1,000

Trade Date:	April 9, 2018

Settlement Date:	April 16, 2018 (T+5)

Form of Offering:	SEC Registered (Registration No. 333-211812)

Net Proceeds:	Approximately $391.8 million, after deducting the underwriting discount and estimated offering expenses.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*        *        *         *

The Issuer has filed a registration statement (including the Prospectus dated October 4, 2017 and the Preliminary Prospectus Supplement dated April 9, 2018) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Preliminary Prospectus Supplement if you request it by contacting Citigroup Global Markets Inc., by telephone toll free at (800) 831-9146; J.P. Morgan Securities LLC, by telephone collect at (212) 834-4533; or Barclays Capital Inc., by telephone toll free at (888) 603-5847.

2